NATIONAL PENN BANCSHARES, INC. & SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
Exhibit 12

(Dollars in thousands)	Year Ended December 31,
(unaudited)	2014	2013	2012	2011	2010
Computation of Earnings
Net income	$98,706	$53,387	$98,910	$87,544	$21,337
Add: Provision for income taxes	33,509	9,581	32,754	25,172	11,441
Less: Income (loss) from equity method investments	(549)	710	1,487	2,161	799
Income before income taxes	132,764	62,258	130,177	110,555	31,979
Fixed charges, excluding interest on deposits	15,107	16,540	38,564	48,847	54,463
Total earnings for computation,
excluding interest on deposits	147,871	78,798	168,741	159,402	86,442
Interest on deposits	18,543	22,379	26,822	40,534	63,929
Total earnings for computation,
including interest on deposits	$166,414	$101,177	$195,563	$199,936	$150,371

Computation of Fixed Charges
Portion of net rental expense deemed
representative of interest (a)	$2,745	$2,702	$2,564	$2,450	$2,375
Interest on short-term borrowed funds	1,625	1,846	2,117	2,506	4,180
Interest on long-term debt	10,737	11,992	33,883	43,891	47,908
Total fixed charges, excluding interest on deposits	15,107	16,540	38,564	48,847	54,463
Interest on deposits	18,543	22,379	26,822	40,534	63,929
Total fixed charges, including interest on deposits	$33,650	$38,919	$65,386	$89,381	$118,392

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend on a pre-tax basis	$—	$—	$—	$3,246	$11,522
Total fixed charges, excluding interest on deposits	15,107	16,540	38,564	48,847	54,463
Combined fixed charges and preferred stock
dividends, excluding interest on deposits	15,107	16,540	38,564	52,093	65,985
Interest on deposits	18,543	22,379	26,822	40,534	63,929
Combined fixed charges and preferred stock
dividends, including interest on deposits	$33,650	$38,919	$65,386	$92,627	$129,914

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	9.79x	4.76x	4.38x	3.26x	1.59x
Including interest on deposits	4.95x	2.60x	2.99x	2.24x	1.27x

Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends:
Excluding interest on deposits	9.79x	4.76x	4.38x	3.06x	1.31x
Including interest on deposits	4.95x	2.60x	2.99x	2.16x	1.16x

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating rent expense.